Exhibit 1.01

Conflict Minerals Report

Section 1 - Introduction

This Conflict Minerals Report (the “Report”) for the reporting period from January 1 to December 31, 2025 (the “Reporting Period”) is presented by Forum Energy Technologies, Inc. (“Forum,” “FET” or the “Company”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is committed to sourcing materials used in its products in a responsible manner. Forum has implemented certain policies and procedures to facilitate compliance with applicable laws, including the Securities and Exchange Commission’s final rule implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Company’s efforts related to conflict minerals incorporate the Conflict Minerals Reporting Template (the “Conflict Minerals Questionnaire”). In accordance with Exchange Act Rule 13p-1, the Company undertook due diligence efforts on the source and chain of custody of gold, tin, tantalum and tungsten (collectively, “3TG”) in its products manufactured or contracted to be manufactured during the Reporting Period. The due diligence review was limited to products the Company had reason to believe originated in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) and that are not thought to have originated from recycled or scrap sources.

The Company

We are a global manufacturing company serving the oil, natural gas, defense and renewable energy industries. With headquarters in Houston, Texas, FET provides value-added solutions that increase the safety, efficiency, and environmental impact of our customers’ operations. Our highly engineered products include capital equipment and consumable products. FET’s customers include oil and natural gas operators, oilfield service companies, pipeline and refinery operators, defense contractors and renewable energy companies. Consumable products are used by our customers in drilling, well construction and completion activities and at processing centers and refineries. Our capital products are directed at drilling rig equipment for constructing new or upgrading existing rigs, subsea construction and development projects, pressure pumping equipment, the placement of production equipment on new producing wells, downstream capital projects and capital equipment for renewable energy projects. In 2025, approximately 80% of our revenue was derived from consumable products and activity-based equipment, while the balance was primarily derived from capital products with a small amount from rental and other services.

Products Covered By This Report

This Report relates to all products manufactured by the Company during the Reporting Period. Those products include, but are not limited to, those listed on Attachment A to this Report.

Supply Chain

The Company’s global supply chain is complex with multiple levels of suppliers between us and producers of 3TG. The Company does not purchase 3TG directly from mines, smelters or refiners. Forum must, therefore, rely on its suppliers to provide information regarding the origin of the 3TG contained in its products.

Conflict Minerals Disclosure

The Company reviewed its materials, parts, products and/or product families to determine whether 3TG was present in each product and, if present, whether 3TG was necessary to the functionality thereof. Based on this inquiry, the Company developed a supplier list. This list was then sent to our third-party consultant. The third-party consultant then requested that each identified supplier complete the Conflict Minerals Questionnaire to determine the country of origin of any products or materials containing 3TG. The third-party consultant followed up with each supplier through multiple rounds of contact in an effort to obtain a thorough and accurate response.

Section 2 - Due diligence framework and determination

The Company designed its due diligence measures to materially conform with the internationally recognized due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) (the “OECD Framework”) and related supplements.

In conformance with the OECD Framework, the Company undertook the following due diligence measures:

Governance

Forum established a Conflict Minerals Policy and adopted a Conflict Minerals Manual to be used and implemented as guidance by all product lines in furtherance of Forum’s conflict minerals efforts. The Conflict Minerals Manual specifically sets out the due diligence steps and actions taken by Forum and sets guidance for the Company’s ongoing due diligence efforts. Led by the Company’s General Counsel, Forum’s Legal Department manages adherence to the Conflict Minerals Policy and is assisted by other key members of management, including the Vice President – Operations. The General Counsel reports directly to Forum’s President and Chief Executive Officer.

Product Line Applicability

The Company’s product lines reviewed their materials, parts, products and/or product families to determine whether 3TG is present in any such items and necessary to the functionality or production thereof. The Company established a process for identifying and determining the presence of 3TG in each product line’s product list. Once such products and/or product families were identified, each product line developed a supplier list for each piece of material, part, product and/or product family identified as containing or that may contain 3TG.

Supplier Engagement

In its continuous efforts to gain higher supplier participation, the Company hired a third-party consultant to assist in the Company’s due diligence efforts for the 2025 reporting year. This third-party consultant devoted more time and resources to the due diligence effort than the Company would be able to provide on its own. The Company’s third-party consultant sent each supplier identified in the above process the Conflict Minerals Questionnaire along with a communication providing instructions and requesting such supplier’s current conflict minerals status and compliance under the Responsible Minerals Assurance Process. The third-party consultant followed up weekly with each supplier until a response was received (or until the project deadline had concluded) and thoroughly reviewed each submission for completeness and accuracy. Throughout this process, the Company and third-party consultant met on a bi-weekly basis to review progress and discuss any open items. The third-party consultant surveyed a total of 1,195 suppliers during its due diligence efforts. Supplier engagement remained strong, with the Company receiving responses from 82.6% of its suppliers, broadly in line with the level achieved in the preceding year.

Supplier Response Review and Analysis of Red Flags

Supplier responses were reviewed by the Company and its third-party consultant to determine if materials, parts, or products provided to the Company contain 3TG that is sourced from Covered Countries. As part of the third-party consultant’s review process, certain criteria were established and utilized to review supplier responses. The established criteria included (i) completeness of the Conflict Minerals Questionnaire, (ii) verifying Responsible Minerals Initiative (“RMI”) registration, and (iii) in the event any smelters or refiners were not RMI-registered, directing the supplier to move away from such smelter or refiner. Registration with the RMI signifies a smelter that has undergone an audit and certification process, demonstrating its commitment to responsible sourcing practices.

Determination

A total of 356 different smelters or refiners of conflict minerals were identified by the Company’s suppliers. Of the suppliers who completed the Conflict Minerals Questionnaire, approximately 10% included information suggesting to the Company that one or more of the products produced by that supplier could contain 3TG from a Covered Country; provided, however, all identified smelters are registered with the RMI. Certain suppliers could not identify the source of all 3TG. The Company continues to engage with its suppliers in an effort to verify that products were not sourced in a manner that benefited armed groups in the Covered Countries.

Section 3 - Independent audit

As discussed above, the Company does not have direct relationships with smelters or refiners, and the Company does not perform direct audits of these entities’ supply chains for 3TG.

Section 4 - Next steps

The Company will continue to review its manual, policies and procedures for the upcoming reporting year, including continuing to work closely with its third-party consultants to improve supplier responsiveness. The Company may consider taking additional steps to obtain a higher percentage of supplier responses, including distributing frequently asked questions, training pamphlets, and establishing direct communication with suppliers.

Attachment A

List of Products

Well construction casing and cementing equipment
Protection products for artificial lift equipment
Subsea remotely operated vehicles
Trenchers
Submarine rescue vehicles
Subsea technical services
Tubular handling equipment
Crane system
Pumps and pump parts
Valves
Manifolds
Drilling fluid end components
Drilling manifold systems
Centrifugal pumps
Rig sensors
Bearings
Downhole protection systems
Centralizers
Float equipment
Packers
Flotation collars
Hydraulic fracturing pumps
Cooling systems
Flexible hoses
Wireline cable
Coiled tubing strings
Coiled line pipe
Power end assemblies